E-Mail:  greg@indegliacarney.com

February 14, 2014

Loan Lauren P. Nguyen
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Greenkraft, Inc.
Amendment No. 1 to Form 8-K
Filed January 29, 2014
File No. 000-53047

Dear Ms. Nguyen:

On behalf of our client, Greenkraft, Inc. (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2013, as amended by Amendment No. 1 to Form 8-K filed on January 29, 2014 (collectively, the “Report”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated February 11, 2014 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.
We note your response to our prior comment 2 and reissue in part. We note your disclosure in the first paragraph and the first bullet point thereunder that you acquired 100% of Greenkraft’s issued and outstanding equity in exchange for 41,500,000 shares of your common stock valued at $100,000,000. We also note that Greenkraft’s revenue for the year ended December 31, 2012 was $236,011 and for the nine months ended September 30, 2013 was $1,924,317. Please tell us the formula or principle followed in determining the amount of such consideration. For guidance, please refer to Item 2.01(d) of Form 8-K. In your response, please explain such valuation and provide us with any management internal forecasts and EBITDA projections which support the above referenced valuation.

Response:   Management prepared 4-year financial statements based on the estimated volume of trucks they reasonably believed Greenkraft could assemble and sell in years 2014-2017.  These financial statements projected aggregate earnings before interest, taxes, depreciation and amortization (EBITDA) over this four year period of approximately $102 million.  Management valued Greenkraft’s common stock at $100 million based on these financial projections.   Prior to the acquisition, the last reported sale price of Sunrise Global common stock was $3.40.  However, despite being a public company, Sunrise Global’s stock is thinly traded and thus illiquid.  Prior to the acquisition, the last trade occurred on November 8, 2013 (200 shares) and prior that that 100 shares traded on August 22, 2013, 200 shraes on July 29, 2013 and 150 shares on July 10, 2013.  In addition, the Sunrise Global shares to be issued for the Greenkraft shares were to be issued as restricted securities (with a minimum 1-year hold period, subject to volume restrictions) thereby further limiting the liquidity of the common stock.  Due to the severe liquidity constraints, management deemed it reasonable to apply a lack of liquidity discount, which discount would be partially offset due to the fact that the Sunrise Global shares issued for the acquisition would constitute a control block.  Management determined that due to these factors, that a 30% discount to the market price of the Sunrise Global shares was appropriate and reasonable.  Accordingly, management and the board approved the issuance of 41,500,000 shares of Sunrise Global common stock for the 100 million shares of Greenkraft stock, representing a discount of approximately 30% from the last reported sale price of Sunrise Global common stock prior to the acquisition.  The Company is providing a copy of its financial projections supplementally to the Staff, per the Staff’s request.

1299 Ocean Avenue, Suite 450, Santa Monica, CA 90401
Phone 310.982,2720 | Fax 310.458.8007
Email info@indegliacarney.com | www.indegliacarney.com

Loan Lauren P. Nguyen
Securities and Exchange Commission
February 14, 2014

The Business of Greenkraft, page 4

Greenkraft’s Principal Products and Services, page 6

2.
We note your response to our prior comment 4 and reissue in part. Consistent with your response to us, please revise page 4 and here to clarify that no components are manufactured in-house. We note your disclosure throughout this section tends to indicate that you manufacture the fuel systems. In this regard, we note the language “its CNG... fuel systems” and “its 2013 and 2014 dedicated-compressed natural gas fuel systems.” Please revise this section to clarify that you do not manufacture the fuel systems and clarify who supplies such systems or the various components of such systems for inclusion in your vehicles.

Response: In response to the Staff’s comments, the Company has included language in the Amendment to clarify that the Company assembles the CNG fuel systems with parts manufactured by other suppliers.

3.
We note the disclosure on page 6 regarding your current customers and that you have had discussions with other dealers throughout the United States who you intend to enter into formal relationships with upon the completion and assembly of the additional trucks. Please balance the disclosure to clarify that you cannot guarantee that you will enter into additional contracts or formal relationships with your current customers and additional dealers.

Response: In response to the Staff’s comment, the requested additional language has been included.

Item 1A. Risk Factors, page 10

We may need or want to raise additional funds, page 11

4.	We note your response to our prior comment 17 and reissue. Please revise this risk factor to quantify the estimated amount of capital necessary to implement your business plan over the next 12 months.

Response:  In response to the Staff’s comment this risk factor has been revised in the Amendment to quantify the estimated amount of capital necessary to implement the Company’s business plan over the next 12 months

Loan Lauren P. Nguyen
Securities and Exchange Commission
February 14, 2014

We could become subject to product liability claims,page 12

5.
Please advise how your products and services use hydrogen. To the extent hydrogen is not used in your products or services, please delete the references in this risk factor and in the first risk factor on page 13 and narrowly tailor the two respective risk factors to discuss how you may be affected by product liability claims.

Response: Please be advised that all references to hydrogen have been removed in the Amendment

6.
We note your disclosure in the third risk factor on page 16 that for the fiscal period ended September 30, 2013 you were not in compliance with certain covenants under the Pacific Premier credit facility. Please revise this section to disclose the financial covenants that you need to maintain and indicate your compliance with such covenants as of the end of the referenced period.

Response:  In response to the Staff’s comment, this risk factor has been revised in the Amendment to disclose in greater detail the financial covenants to be maintained as well as disclosure the covenant that the bank deemed the Company was not in compliance with as of such period.

Please advise us as soon as possible if the Staff has any further comments relating to the Registration Statement or the responses provided.  You can contact the undersigned at (310) 982-2723.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia & Carney

/s/ Gregory R. Carney
Gregory R. Carney

Enclosure

cc:   Greenkraft, Inc.